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EXHIBIT 21.1

SONUS NETWORKS, INC.
SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation
Sonus International, Inc.	Delaware
Sonus Securities Corp.	Massachusetts
Sonus Networks Brasil—Redes Tecnológicas Ltda.	Brazil
Sonus Networks Corp.	Canada
Sonus Networks s.r.o.	Czech Republic
Sonus Networks EURO	France
Sonus Networks GmbH	Germany
Sonus Networks (HK) Limited	Hong Kong
Sonus Networks India Private Limited	India
Sonus Networks Trading Private Limited	India
Nihon Sonus Networks K.K.	Japan
Sonus Networks Malaysia Sdn. Bhd.	Malaysia
Westford Networks Mexico, S. de R.L. de C.V.	Mexico
Sonus Networks Pte. Ltd.	Singapore
Sonus Networks España, S.R.L.	Spain
Sonus Networks AB	Sweden
Sonus Networks Limited	United Kingdom

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  EXHIBIT 21.1